Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

April 6, 2011

By Fax and Edgar

Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax:     202-772-9349

Re: Advanced Ventures Corp.
Amendment No. 4 to Registration Statement on Form S-1
Filed May 17, 2011
File No. 333-169861

Dear Mr. Mancuso:

Advanced Ventures Corp. (“AVC”) acknowledges receipt of the letter dated March 29, 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Fifth Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that AVC is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

S-1 Facing Page

1.	We note your response to prior comment 1. However, the agent that you identify on the facing page of your registration statement must accept documents for you. Please revise or advise.

Response:          We have spoken with our registered agent and they have confirmed to us that they are accepting documents on our behalf.  We do not know why your letter was not able to be delivered to our registered agent in Delaware.

Prospectus Cover

2.
Please expand your statement that there is no minimum number of shares that you must sell to highlight your disclosure in response to prior comment 11 that you may need to file for protection under bankruptcy laws if you do not raise net proceeds of at least $46,000. Please also revise your "Our Direct Public Offering" disclosure on page 5 to highlight this issue and explain that, because you can use the proceeds even before you raise a sufficient amount of offering proceeds to delay a bankruptcy filing, investors may lose their entire investment before they know whether you have raised sufficient proceeds to pay you current liabilities.

Response:           Revised.  We have expanded our disclosure on page 2 of the document to disclose the fact that while there is no minimum number of shares that we must sell, we may need to file for protection under bankruptcy laws if we do not raise net proceeds of at least $46,000.  We have also revised our "Our Direct Public Offering" disclosure on page 5 of the document to highlight this issue and to explain that, because we can use the proceeds even before we raise a sufficient amount of offering proceeds to delay a bankruptcy filing, investors may lose their entire investment before they know whether we have raised sufficient proceeds to pay our current liabilities.  Please see the Fifth Amended Draft.

Our Company, page 3

3.
Based on your disclosure regarding regulatory approval on page 20 in response to prior comment 9, it appears that you do not intend to develop the technology beyond the prototype stage and instead will license the technology to others. If so, please highlight this plan prominently in your prospectus summary and revise your disclosure in fourth paragraph regarding your development and manufacturing of the potential product.

Response:          Revised. We confirm that currently we do not intend to develop the technology beyond the prototype stage and instead will license the technology to others. We have highlighted this plan in our prospectus summary and have revised our disclosure regarding our development and manufacture of the potential product.  Please see the Fifth Amended Draft.
.

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

State securities laws may limit secondary trading, page 14

4.
Your revisions in response to prior comment 6 refer to "selling shareholders under the registration statement." However, this registration statement does not relate to sales by selling shareholders. Please clarify.

Response:          Revised.  We have revised Risk Factor No. 28 by replacing the phrase “selling shareholders under the registration statement” with the word “investors.”  Please see the Fifth Amended Draft.

5.	Please address the last sentence of prior comment 6 by telling us how you intend to sell any of the offered securities in the United States if you do not intend to register or qualify in any state.

Response:          Revised.  At this time, we do not know in which states, if any, we will be selling the offered securities or whether our securities will be registered or exempt from registration under the laws of such state.  A determination regarding state law registration requirements will be made in conjunction with those broker-dealers, if any, who agree to serve as market makers for our common stock.  We have not yet applied to have our securities registered in any state, and we will not do so until we receive expressions of interest from investors resident in specific states after they have reviewed our Registration Statement.  We will comply with the relevant blue-sky laws of any state in which we decide to sell our securities.  We have revised the document to disclose this risk.  Please see the Fifth Amended Draft.

Percent of Net Proceeds, page 14

6.
We note your responses to prior comments 4 and 7. It remains unclear whether any company that disclosed that its business plan was to develop a technology acquired from the same company who sold you your patent ever actually commercialized that technology. If not, given the similarities in the disclosure and parties involved with securities offerings by other companies whose originally disclosed business plan was to develop a technology acquired from the same party who sold you your patent:

•	it is unclear why you believe that you should not disclose these similarities for investors to understand the magnitude of the risk that your disclosed use of proceeds and business plan might change.
•	please provide us your analysis of the applicability of Rule 144(i) to your securities.

Response:           Revised.

•           We have revised our disclosure in Risk Factor No. 6 and in the section titled “Use of Proceeds” to disclose the similarities noted in the above comment and the risk that our disclosed use of proceeds and business plan might change.  Please see the Fifth Amended Draft.

•           In the event we are considered a “shell company”, Rule 144(i) will be applicable to our securities, and the holders of unregistered stock will not be able to sell their shares pursuant to Rule 144.  We have revised our disclosure in the section titled “Our Common Stock” on page 29 of the document to include a discussion of the applicability of rule 144(i) to our securities and a statement that if we were to be considered an issuer with no or nominal operations and no or nominal non-cash assets, then stockholders holding unregistered shares would be unable to use Rule 144 to resell their stock until we have operations and more than nominal assets.  Please see the Fifth Amended Draft.

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024

7.
We note your revisions in response to prior comments 10 and 11. Please clarify how raising $46,000 in this offering will permit you to pay the existing liabilities on your recent balance sheet and your disclosed expenses of $30,000 per year.

Response:  Revised.  The existing liabilities on our recent balance sheet include $22,950 in shareholder loans, which do not have a fixed repayment date, and $20,000 in deferred offering costs which will be paid out of the gross proceeds from the offering.  After paying the $20,000 in deferred offering costs from the gross proceeds, assuming that we are left with $46,000 in net proceeds, we believe we will have sufficient cash to stay in business for one year.  Our current plan is to use the net proceeds as follows:  $7,200 for existing liabilities, $8,500 for prototype development, and $30,000 for reporting and operating expenses.   Please see the Fifth Amended Draft.

Existing or Probable Government Regulation, page 20

8.
Regarding your response to the first sentence of prior comment 9, please disclose the nature of the review process after providing the AMAR Division with information and documents in order to obtain the approval from the Ministry of Health. For example,

•	Does the Ministry of Health automatically provide its approval?
•	Does a panel review the information and documents?
•	Could a panel request additional information and documents in order to conduct its review?
•	Are all medical devices subject to the same type of review process?
•	What is the duration of the review process?

Response:          Revised.  We have revised this section in the document to include additional disclosure as to the nature of the review process.  The Ministry of Health does not automatically provide its approval.  The AMAR Division reviews the information and documents (not a panel), and may request additional information and documents as part of its review.  Not all medical devices are subject to the same type of review process.  For example, intrusive medical devices are subject to a different review than non-intrusive medical devices.  In the best case scenario, the review process may take three months, but the process may take 12 months or more.

9.	Please address the second sentence of prior comment 9 by disclosing the potential remedies that governing authorities can impose for failure to comply with applicable regulations.

Response:  Revised.  The potential remedies that governing authorities may impose for failure to comply with applicable regulations include refusal to grant approval of the sale of the medical device to entities under the supervision ministry of health.  Please see the Fifth Amended Draft.

Plan of Operation, page 21

10.
Please revise your disclosure here regarding an additional "four to six months to bring this product to market" when you have a valid prototype to state clearly the several-year period mentioned in your response to prior comment 10.

Response:          Revised.  We have revised our disclosure in the Plan of Operation section of the document regarding the need for an additional "four to six months to bring this product to market" after we have a valid prototype to state clearly the several-year period mentioned in our response to prior comment 10.  Please see the Fifth Amended Draft.

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711
Tel/ Fax: 972-542066024
Our Common Stock, page 29

11.
Refer to prior comment 12 regarding the applicability of Rule 144(d)(1)(iii). Your disclosure appears to indicate that you believe that the purchase price for the securities was paid on July 8, 2010. Please reconcile this belief with the information in your July 31, 2010 Statement of Cash Flows that you filed with your Form S-1 that the payment was receivable.

Response:          The purchase price was paid on July 8, 2010.  We reviewed our receivables and found that a mistake had been recorded in our July 31, 2010 Statement of Cash Flows, which mistake had been corrected in the Fourth Amended Draft.

*         *         *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-542066024.

Sincerely,

Jacky Shenker, President and Director
Advanced Ventures Corp.

VIA EDGAR

cc:     Tom Jones, Securities and Exchange Commission, Division of Corporation Finance - Edgar